Filed pursuant to Rule 433
Registration No. 333-171806

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES E
$1,250,000,000
1.45% SENIOR NOTES, DUE OCTOBER 30, 2014
FINAL TERM SHEET
DATED OCTOBER 25, 2011
Terms and Conditions
Issuer:	Royal Bank of Canada

Title of the Series:	1.45% Senior Notes, due October 30, 2014

Expected Ratings[1]:	Aa1 / AA- / AA (Stable / Stable / Stable)

Principal Amount:	$1,250,000,000

Issue Price:	99.962%

Trade Date:	October 25, 2011

Settlement Date (T+4)[2]:	October 31, 2011

Maturity Date:	October 30, 2014

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	1.45%

Treasury Benchmark:	0.500% UST due October 15, 2014

Treasury Benchmark Price:	100 - 8 1/4

Treasury Yield:	0.413%

Re-offer Spread to Treasury Benchmark:	T + 105bps

Re-Offer Yield:	1.463%

Fees:	0.15%

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	Semi-annually on each April 30 and October 30, beginning April 30, 2012

Payment Convention:	Unadjusted following business day convention

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN	78008TXA7 / US78008TXA77

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Goldman, Sachs & Co.

Co-Managers:
ING Financial Markets LLC
nabSecurities, LLC
ANZ Securities, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Desjardins Securities Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Lloyds Securities Inc.
National Bank of Canada Financial Inc.
Rabo Securities USA, Inc.
Santander Investment Securities, Inc.
SG Americas Securities, LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC, toll free at 1-866-375-6829 or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10004, toll-free at 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.